Exhibit 1.01

Synopsys, Inc.

Conflict Minerals Report

For The Year Ended December 31, 2025

Synopsys, Inc. (referred to as Synopsys, we, us, or our in this report) has submitted this Conflict Minerals Report for the reporting year ended December 31, 2025 (this reporting year) in order to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (Rule 13p-1). Rule 13p-1 was adopted by the Securities and Exchange Commission (SEC) to implement conflict minerals disclosure requirements, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are currently defined as gold, cassiterite, columbite-tantalite (coltan), wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, and tungsten (which, together with gold, are referred to as the 3TG metals). The definition includes these minerals regardless of their geographic origin or whether or not they fund armed conflict.

In accordance with Rule 13p-1, we conducted due diligence on the source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products we manufactured, or contracted to manufacture, in order to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the Covered Countries) and financed or benefited armed groups in any of the Covered Countries. Our due diligence measures are described in this Conflict Minerals Report.

As a result of an order issued by the SEC on May 2, 2014, registrants are not required to identify products as “DRC conflict free,” having “not been found to be ‘DRC conflict free,’” or “DRC conflict undeterminable,” and Synopsys makes no such identification of its products in this report. Synopsys has not obtained an independent private sector audit of its Conflict Minerals Report because, under guidance provided by the SEC’s Division of Corporation Finance on April 29, 2014, an audit is not required unless a registrant voluntarily describes its products as “DRC conflict free.”

1. Company Overview

Synopsys is the leader in engineering solutions from silicon to systems, enabling customers to rapidly innovate AI-powered products. We deliver industry-leading silicon design, intellectual property (IP), simulation and analysis (S&A) solutions, and design services. We partner closely with our customers across a wide range of industries to maximize their R&D capability and productivity, powering innovation today that ignites the ingenuity of tomorrow.

We are a global leader in supplying the mission-critical electronic design automation (EDA) software that engineers use to design and test integrated circuits, also known as chips or silicon, and we are pioneering artificial intelligence driven chip design across the full-stack EDA suite to improve efficiency and accelerate the design, verification testing and manufacturing of advanced digital and analog chips. We provide software and hardware used to validate the electronic systems that incorporate chips and the software that runs on them, including cloud-based digital design flow to boost chip-design development productivity. We also provide technical services and support to help our customers develop advanced chips and electronic systems.

We are the global leader in engineering S&A software. Our Ansys® solutions portfolio is widely used by engineers, designers, researchers and students across a broad spectrum of industries and academia, including high-tech, aerospace and defense, automotive, energy, industrial equipment, materials and chemicals, consumer products, healthcare and construction. These products enable customers to analyze designs on-premises and/or via the cloud, providing a common platform for fast, efficient and cost-conscious product development, from design concept to final-stage testing, validation and deployment. These products and services are part of our Design Automation segment.

We also offer a broad and comprehensive portfolio of semiconductor IP solutions, which are pre-designed circuits that engineers use as components of larger chip designs to reduce development risk and speed time to market. Our high quality, silicon-proven semiconductor IP includes logic libraries, embedded memories, wired interface IP, memory interface IP, security IP, and embedded processors. To accelerate IP integration and silicon bring-up, our IP Accelerated initiative provides architecture design expertise, customized IP subsystems, hardening, and signal and power integrity analysis. These products and services are part of our Design IP segment.

Although we are primarily a software, IP, and service provider, we also offer several hardware products, including hardware systems that engineers can use to simulate the chips they are in the process of designing. This allows engineers to test and verify the behavior of chips or begin to develop software for them before the chips have been manufactured. Hardware products make up a relatively small percentage of our overall revenue. The customers for our hardware products are typically semiconductor and electronic systems companies, not consumers. Our hardware products are used as part of our customers’ internal design processes and are not integrated into our customers’ products. We have determined that some or all of the 3TG metals can be found in all of our hardware products and are necessary to such hardware products’ functionality.

Supply Chain

Our hardware products depend on a highly complex supply chain, and we are separated by many levels in the supply chain from the smelters and refiners that supply the underlying raw materials for our products. We contacted (i) our suppliers for our hardware products and (ii) the manufacturers of the components embedded in our hardware products, even when such components were purchased by our contract manufacturers and not directly by Synopsys, in each case, with respect to those products that are within the scope of Rule 13p-1 (such suppliers and component manufacturers are referred to collectively as our “suppliers” in this report). We rely on our suppliers for information on the origin of the 3TG metals contained in the products supplied to us. It may take time for our suppliers to verify the origin of their 3TG metals because of the complexity of the supply chain.

Conclusion of Reasonable Country of Origin Inquiry

For this reporting year, we sought to survey all of our suppliers regarding the sources of their 3TG metals by retaining a third-party service provider. A number of our suppliers provided complete data, while others did not provide us with sufficient data on the smelters and refiners in their supply chains. In addition, a number of the smelters and refiners identified by our suppliers have not yet successfully completed an assessment against the applicable standard of the Responsible Minerals Initiative’s (RMI) Responsible Minerals Assurance Process (RMAP) or an equivalent cross-recognized assessment, resulting in uncertainty about the mines or locations of origin for the minerals used by these smelters and refiners. Based upon the results of our reasonable country of origin inquiry, we have reason to believe that the 3TG metals contained in our hardware products may have originated from the Covered Countries.

2. Due Diligence Design

Synopsys’ conflict minerals program has been designed to materially conform to the framework set forth in The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas – Third Edition and the related Supplement on Gold and Supplement on Tin, Tantalum and Tungsten.

3. Due Diligence Measures Performed

3.1 Management Systems

Conflict Minerals Policy

Synopsys maintains a conflict minerals policy that sets forth our expectation that our suppliers will assist us in our supply chain due diligence efforts. Our policy is publicly available on our website at https://www.synopsys.com/company/corporate-social-responsibility/supply-chain.html.

Conflict Minerals Program Governance Team

Our conflict minerals program governance team maintains our conflict minerals policy and manages our conflict minerals compliance program. The team consists of representatives from legal, finance, and hardware operations.

Control Systems

As we do not have a direct relationship with 3TG metal smelters or refiners, and because our hardware business does not represent a significant part of our business, in comparison to our software products and services, we rely on industry-wide initiatives to improve supply chain transparency and encourage responsible sourcing of minerals, particularly the RMI. For this reporting year, we used the RMI Conflict Minerals Reporting Template (CMRT) to survey our suppliers regarding the origin of the 3TG metals contained in the products supplied to us. The RMI identifies upstream participants in the supply chain and validates smelters and refiners as conformant with RMAP standards. As part of our due diligence program for this reporting year, we checked smelters and refiners identified by our suppliers against the RMI’s conformant smelter and refiner lists (the Conformant Smelter and Refiner Lists).

Supplier Engagement

For this reporting year, our third-party service provider conducted outreach with our suppliers and managed the supplier survey process. The service provider provided our suppliers with access to its conflict minerals supplier resource center, through which our suppliers were able to review our conflict minerals policy, receive training regarding compliance with our conflict minerals program, and obtain information on conflict minerals reporting requirements, the RMAP, and the CMRT. The service provider oversaw the surveying of our suppliers, which included e-mail and phone contact escalations for unresponsive suppliers and requests for further information or clarification from suppliers that provided incomplete or inconsistent responses.

Grievance Mechanism

Our public whistleblower hotline is available to report, confidentially and anonymously, violations of our policies or unethical behavior, including grievances related to conflict minerals due diligence and reporting. Our hotline is hosted on a third-party server at https://secure.ethicspoint.com/domain/media/en/gui/21287/index.html.

Record Maintenance

We stored the survey responses we received from our suppliers in an internal electronic file library. These records will be maintained in accordance with Synopsys’ Document Retention Policy.

3.2 Identifying and Assessing Risk in the Supply Chain

We rely on our suppliers to provide us with information about the sources of the 3TG metals contained in the products they supply.

Identifying Relevant Suppliers

For this reporting year, we sought to survey all of our suppliers. Additionally, we identified high-priority suppliers that made up a significant percentage of our hardware product spending (High-Priority Suppliers). High-Priority Suppliers received an enhanced review in our due diligence process, which we believe is consistent with a risk-based approach to due diligence.

Information Requests

We used the CMRT to survey our suppliers. The CMRT facilitates the transfer of information regarding supplier sourcing of 3TG metals.

Reviewing Supplier Information

Our third-party service provider reviewed our suppliers’ responses for completeness and consistency. Synopsys also reviewed these responses against an internally developed list of “red flags” designed to identify responses that are incomplete, implausible, or that indicate heightened risk, such as responses reporting sourcing of 3TG metal from a Covered Country. High-Priority Suppliers were reviewed for additional red flags.

Smelter and Refiner Assessment

Our third-party service provider reviewed a consolidated list of the smelters and refiners identified by our suppliers and compared the smelter and refiner names against the RMI’s list of standard smelter and refiner names (the Smelter Reference List) to assess the quality of the information provided to us and determine whether all identified smelters and refiners were, in fact, smelters and refiners. Our third-party service provider further compared smelter and refiner names against the Conformant Smelter and Refiner Lists. Validation under the RMAP is voluntary, and the RMAP makes no conclusions about the conflict status of sourcing by a smelter or refiner that is not on the Conformant Smelter and Refiner Lists. We also reviewed the countries of the identified smelters and refiners, as provided by our suppliers, to see if they are located in a high-risk area, such as in or adjacent to the Covered Countries.

3.3 Designing and Implementing a Strategy to Respond to Risks

Our conflict minerals program includes risk mitigation measures. Our expectations regarding cooperation with our due diligence process were communicated to our suppliers in our conflict minerals policy (available on our website and through our third-party service provider’s conflict minerals supplier resource center), through a cover letter accompanying the CMRT sent to suppliers, and through web-based training offered by our third-party service provider. As described above, we reviewed our suppliers’ responses for red flags, and our review was heightened for High-Priority Suppliers. We followed up with suppliers whose responses indicated heightened risk, such as responses reporting the sourcing of 3TG metal from a Covered Country. Suppliers that presented heightened risk were identified to our hardware products teams. We will evaluate, in light of all relevant factors, whether to continue our relationship with such suppliers.

The results of our due diligence process were shared with our conflict minerals program governance team. A summary of this report and our results were reported to our Chief Executive Officer, Chief Financial Officer, General Counsel and Board of Directors. We will evaluate our risk mitigation framework to determine if there are affirmative steps we can take to improve the completeness and accuracy of the information we receive.

3.4 Supporting Independent Third-Party Audits of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with the smelters or refiners of the 3TG metals contained in our products, and we therefore did not perform or direct audits of these entities. We relied on the RMI to audit smelters and refiners and validate them as conformant with RMAP standards and to identify smelters and refiners that had successfully completed an equivalent cross-recognized assessment.

3.5 Reporting on Supply Chain Due Diligence

This Conflict Minerals Report is publicly available on our website at https://www.synopsys.com/company/global-citizenship/supply-chain.html.

4. Due Diligence Results

Smelters and Refiners

We received CMRT responses from approximately 90% of our suppliers. These responses encompass products that account for over 99% of our spending on hardware products for this reporting year.

Our suppliers identified 245 gold refiners, 55 tantalum smelters, 169 tin smelters, and 91 tungsten smelters. We compared these identified smelters and refiners against the Conformant Smelter and Refiner Lists. As of April 17, 2026, approximately 39% of gold refiners, 69% of tantalum smelters, 33% of tin smelters, and 42% of tungsten smelters have successfully completed an assessment against the applicable RMI standard or an equivalent cross-recognized assessment.

Countries of Origin of Conflict Minerals

Although we reviewed the countries of the smelters and refiners identified by our suppliers, the locations of these facilities do not necessarily indicate the countries of origin of the 3TG metals processed by such facilities. If a smelter or refiner is not conformant with RMAP standards or certified under a similar initiative, it may not be possible to draw a reliable conclusion about the ultimate source of its metals.

In addition, a majority of suppliers provided smelter and refiner information at a company or divisional level, rather than at a product level. We therefore cannot be sure whether all of the identified smelters and refiners provided 3TG metal that was included in the products actually supplied to us. For these reasons, we have incomplete information regarding the countries of origin of our conflict minerals.

Efforts to Determine Mines or Locations of Origin

As a downstream company that is separated by multiple levels in the supply chain from the smelters and refiners that supply materials for our products, we have determined that surveying our suppliers with the CMRT and collecting the resulting smelter and refiner information is the most reasonable available approach to determining the mines or locations of origin of 3TG metals in our supply chain. We rely on the RMI to audit smelters and refiners that source 3TG metals and validate them as conformant with RMAP standards and to identify smelters and refiners that have successfully completed an equivalent cross-recognized assessment.

5. Further Steps to Mitigate Risk

We intend to take the following steps to help mitigate the risk that the necessary conflict minerals in our products could finance or benefit armed groups in the Covered Countries.

•	Continue to actively engage with our suppliers to attempt to increase their response rate and to improve the content of their CMRT responses.

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Monitor suppliers that indicate potential sourcing of 3TG metals from the Covered Countries to determine whether such sourcing is being conducted in a responsible way, such as through smelters and refiners that have successfully completed an assessment against the applicable RMAP standard or an equivalent cross-recognized assessment.

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Evaluate, in light of all relevant factors, whether to continue our relationship with suppliers that are unresponsive to our requests for conflict minerals information or that present a heightened risk of sourcing linked to conflict without a plan to remediate such risk.

FORWARD-LOOKING STATEMENTS

Statements relating to further risk mitigation and certain other statements are forward-looking in nature and are based on Synopsys’ current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Synopsys’ control and that could cause actual events to differ materially from those expressed or implied by the statements made herein. The information provided herein is as of May 28, 2026. Synopsys undertakes no duty, and does not intend, to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including Synopsys’) are not incorporated by reference in, or considered to be a part of, this Conflict Minerals Report.